Mail Stop 3561

April 16, 2009

Gregory L. Ebel
President and Chief Executive Officer
Spectra Energy Corp
5400 Westheimer Court
Houston, TX 77056

Gregory J. Rizzo
President and Chief Executive Officer
Spectra Energy Partners, LP
5400 Westheimer Court
Houston, TX 77056

      Re: **Spectra Energy Corp**
            Form 10-K for Fiscal Year Ended December 31, 2008
            Filed February 27, 2009
            File No. 001-33007

            Spectra Energy Partners, LP
            Form 10-K for Fiscal Year Ended December 31, 2008
            Filed March 11, 2009
            File No. 001-33556

            Spectra Energy Partners, LP
            Registration Statement on Form S-3
            Filed March 18, 2009
            File No. 333-158097

Dear Mr. Ebel and Mr. Rizzo:

      This is to advise you that we are limiting our review of the registration statement filed by Spectra Energy Partners, LP to ensure compliance with the outstanding comments on the Form 10-Ks filed by your companies. We will not conduct any further review of the registration statement aside from this outstanding matter. Please be advised that comments on the Form 10-Ks must be resolved before the desired effective date of the registration statement.

With respect to the comments on the Form 10-Ks, you should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008 Filed by Spectra Energy Corp

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates, page 47

1. Please expand your disclosure to provide quantitative as well as qualitative disclosure. In this regard, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. For example, we note one of your key assumptions in estimating cash flows for impairment testing are expected growth rates and one of your reporting unit values remains sensitive to projected growth rate assumptions. More context could be provided by disclosing the actual growth rate assumption and the impact that could result given the range of reasonably likely outcomes. In addition, if reasonably likely changes in your key pension assumptions would have a material effect on the financial condition or your operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and, because of the nature of estimates of long-term rates of return and assumed discount, quantified. See SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 61

Note 3. Step Acquisition, page 81

2. In May 2008 you acquired the remaining interest in Midstream. We note prior to the acquisition the Income Fund, a segment of your Western Canada Transmission and Procession business, held 54% of Midstream and Spectra Energy Corporation held the remaining 46%. Please explain whether Midstream was considered commonly held prior to the acquisition. Refer to paragraph D11 of SFAS 141. Additionally, for greater clarity please distinguish between Midstream and DCP Midstream.

Note 13. Property, Plant and Equipment, page 101

3. Please revise your disclosure to segregate your regulated and non regulated property, plant and equipment. In addition, we note the estimated useful lives of various utility and non-utility plants ranges as high as 122 years. In this regard, explain to us why the estimated useful lives of 20-82 and 17-122 years are reasonable for certain of these plants given their nature. Please discuss how you arrived at the various useful lives. If established and approved by regulators, please disclose this fact.

Exhibits

4. We note Exhibit 2.1 does not include the schedules and exhibits which are a part of the agreement. Please file an amendment to your Form 10-K to include Exhibit 2.1 in its entirety, as well as any other exhibits that are not complete. Please advise.

Form 10-K for Fiscal Year Ended December 31, 2008 Filed by Spectra Energy Partners, LP

5. Please refer to General Instruction D.2 to Form 10-K and file a complete amendment to your Form 10-K with the required signatures. You do not include the signatures of your controller or principal accounting officer, as well as the majority of the board of directors of each corporate general partner.

Exhibits

6. We note Exhibit 10.9 does not include the schedules which are a part of the agreement. Please file an amendment to your Form 10-K to include Exhibit 10.9 in its entirety, as well as any other exhibits that are not complete. Please advise.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, and in the event Spectra Energy Partners, LP requests acceleration of the effective date of the pending registration statement, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments or the staff's declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Spectra Energy Corp. and
Spectra Energy Partners, LP
April 16, 2009
Page 5

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence Donna DiSilvio, Reviewing Staff Accounting, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

      Sincerely,

      H. Christopher Owings
      Assistant Director

cc: David P. Oelman
       Vinson & Elkins L.L.P.
       Facsimile No. (713) 615-5861